UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Geovic Mining Corp.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

373686203
(CUSIP Number)

(12/31/2008)
(Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)
☐      Rule 13d(c)
☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 373686203		PAGE 2 OF 8

1.	NAME OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
William A. Buckovic

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ¨
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5.	SOLE VOTING POWER
SHARES		3,944,596
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER*
EACH		8,509,356
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		3,944,596
WITH	8.	SHARED DISPOSITIVE POWER
		8,509,356

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,529,660

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 373686203		PAGE 3 OF 8

1.	NAME OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
Dawn Buckovic

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ¨
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5.	SOLE VOTING POWER
SHARES		75,708
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER†
EACH		8,509,356
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		75,708
WITH	8.	SHARED DISPOSITIVE POWER
		8,509,356

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,585,064

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%

12.	TYPE OF REPORTING PERSON IN

† See Exhibit A regarding how securities are shared.

Item 1.	(a)	Name of Issuer: Geovic Mining Corp.

	(b)	Address of Issuer's Principal Executive Offices:
743 Horizon Court, Suite 300A
Grand Junction, CO 81506

Item 2.	(a)	Name of Persons Filing:
William A. Buckovic Dawn Buckovic

	(b)	Address of Principal Business Office:
The principal business address for William A. and Dawn Buckovic is 743 Horizon Court, Suite 300A Grand Junction, CO 81506

	(c)	Citizenship: William A. Buckovic and Dawn Buckovic - USA

	(d)	Title of Class of Securities: Common Stock, par value $0.0001

	(e)	CUSIP Number: 373686203

Item 3.		If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

William A. Buckovic and Dawn Buckovic are filing as a group as provided by Schedule 13G (§240.13d-1(b)(1)(II)(J).

Item 4.	(a)	Amount Beneficially Owned:
William A. Buckovic: 12,529,660 Dawn Buckovic: 8,585,064

	(b)	Percent of Class: William A. Buckovic: 12.2% Dawn Buckovic: 8.4%

	(c)	Number of shares as to which such person has: (i) sole power to vote or to direct the vote:

(i) sole power to vote or to direct the vote:

William A. Buckovic: 3,944,596 Dawn Buckovic: 75,708

(ii) shared power to vote or to direct the vote:

William A. Buckovic: 8,509,356 Dawn Buckovic: 8,509,356

(iii) sole power to dispose or to direct the disposition of:

William A. Buckovic: 3,944,596 Dawn Buckovic: 75,708

(iv) shared power to dispose or to direct the disposition of:

William A. Buckovic: 8,509,356 Dawn Buckovic: 8,509,356

Item 5.		Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.		Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.		Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

See amended Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group:

William A. Buckovic is no longer a beneficial owner of Sabina Resources Pty. Ltd. or securities held by that entity.

Item 10.	Certification:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009

/s/ William A. Buckovic
William A. Buckovic, individually

/s/ Dawn Buckovic
Dawn Buckovic, individually

EXHIBIT A

          William A. Buckovic is the President, a Director and Founder of Geovic Mining Corp. Dawn Buckovic is Mr. Buckovic’s wife.

          Mr. Buckovic holds 8,509,356 shares of Geovic Mining Corp. jointly with his wife, Dawn Buckovic. Until July 21, 2008, Mr. Buckovic was a controlling shareholder of Sabina Resources Pty. Ltd. which holds 1,800,000 shares of Geovic Mining Corp. Mr. Buckovic is no longer a shareholder of Sabina Resources Pty. Ltd.

EXHIBIT B

JOINT FILING AGREEMENT

          Each of the undersigned hereby agrees and consents to the execution and joint filing on their behalf by William A. Buckovic of this Schedule 13G regarding beneficial ownership of Common Stock of Geovic Mining Corp. as of February 13, 2009.

          IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 13, 2009.

/s/ William A. Buckovic
William A. Buckovic, individually

/s/ Dawn Buckovic
Dawn Buckovic, individually